AirtimeDSL
                    2920 N. Green Valley Pkwy, Suite 321
                            Henderson, NV  89014
                           Phone:  (702) 898-7158

October 19, 2007

VIA EDGAR AND FEDEX

Office of Emerging Growth Companies
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:   AirtimeDSL
        Registration Statement on Form SB-2
        File Number:  333-146021

        Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, AirtimeDSL., a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on Wednesday, October 24, 2007, or as soon thereafter as possible.

Further, the Company acknowledges that:

      o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

      o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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October 19, 2007
Page 2

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963.

Thank you for your assistance and cooperation.

Yours very truly,

/s/ Edward Heckerson
--------------------
Edward Heckerson
President

cc:   Thomas C. Cook, Esq.

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